CLETHA A. WALSTRAND

ATTORNEY AT LAW

1328 EAST 600 NORTH

BOUNTIFUL, UT  84010

OFFICE: 801-295-0089  FAX: 801-295-3458

cwalstrand@networld.com

February 24, 2006

United States Securities and Exchange Commission

Mr. Albert Yarashus

100 F Street N.E.

Washington, D.C.  20549-3651

Re:

S2C Global Systems, Inc.

Form 10-SB, Amendment 3

Filed February 16, 2006

File No. 0-51529

Dear Mr. Yarashus:

S2C Global Systems, Inc., (the “Company”), has received your comment letter dated January 19, 2006, (“comment letter”) pertaining to the above referenced registration statement on Form 10-SB (the “Registration Statement”).

We have been advised there are no further accounting comments as a result of our Amendment 3 and response letter dated February 16, 2006.  This letter contains the Company’s responses to the final outstanding comment.

Directors, Executive Officers, Promoters and Control Persons, page 10

1.

We reissue comment 34 in our letter dated October 21, 2005 and comment 7 in our letter dated December 14, 2005. Given the limited executive officers you have and your limited operations, it is unclear why you believe that your four vice presidents for product development, sales, technology, and marketing are not significant employees.

Response:

We do not wish to mislead the public into thinking the Vice-Presidents in question have a more significant role in the company than they do and accordingly, we have removed any reference to these individuals from our website. Each one of the parties in question, though talented in their fields of expertise, is replaceable with other independent contractors of similar skill and ability. Case in point, Mr. Benedikt is no longer with the company as EVP of

Product Development; he has been replaced with a team of consulting engineers that are instead contracted specifically when we need them. The other three gentlemen are independent contractors that provide services to multiple clients,

we are but one.  Currently, they devote only minimal time for the Company’s benefit.  The employment agreements with these individuals expired at the end of

December and have not been renewed to date.

United States Securities and Exchange Commission

February 24, 2006

Please be advised that S2C acknowledges that:

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law